EXHIBIT 12.1 STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31

	2008	2007	2006	2005	2004
	(in millions, except ratios)

Earnings

Income (Loss) from Continuing Operations Before Income Tax	$824.0	$997.2	$465.4	$693.9	$(275.7)
Fixed Charges	179.9	210.2	221.3	239.3	239.3

Adjusted Earnings	$1,003.9	$1,207.4	$686.7	$933.2	$(36.4)

Fixed Charges

Interest and Debt Expense, excluding Costs Related to Early Retirement of Debt	$156.3	$183.1	$191.8	$208.0	$207.1
Interest Credited to Policyholders	9.0	10.7	11.5	13.8	14.2
Amortization of Deferred Debt Costs	3.1	5.0	6.1	7.8	7.3
Portion of Rents Deemed Representative of Interest	11.5	11.4	11.9	9.7	10.7

Total Fixed Charges	$179.9	$210.2	$221.3	$239.3	$239.3

Ratio of Earnings to Fixed Charges	5.6	5.7	3.1	3.9	(a)

(a) Earnings were inadequate to cover fixed charges. The coverage deficiency totaled $275.7 million for the year ended December 31, 2004.